Filed by SunLink Health Systems, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 4a-12

of the Securities Exchange Act of 1934

Subject Company: HealthMont, Inc.

Commission File No. 333-102803

NEWS RELEASE
Contact:
Robert M. Thornton, Jr. Chairman and CEO (770) 933-7000

SUNLINK REACHES AGREEMENT IN PRINCIPLE TO EXTEND MERGER

AGREEMENT WITH HEALTHMONT, INC.

Atlanta, Georgia (June 30, 2003) – SunLink Health Systems, Inc. (AMEX: SSY) announced today, in connection with its proposed acquisition of HealthMont, Inc., that it has reached an agreement in principle with HealthMont, Inc. to amend the merger agreement and extend the merger termination date through September 30, 2003.

In connection with the amendment, SunLink will continue to manage HealthMont’s hospitals in Adel, Georgia and Fulton, Missouri under an extension of its existing management agreement for such hospitals. SunLink will also extend an additional working capital loan of up to $400,000 to HealthMont on substantially the same terms as its existing working capital loan of $1,100,000. The working capital loan, which will be funded from SunLink’s internally generated funds, is subject to approval of HealthMont’s lenders and certain of SunLink’s lenders. SunLink and HealthMont believe such approvals will be forthcoming. Completion of the merger, now expected in late summer, is subject to the effectiveness of a registration statement for the SunLink common stock to be issued in the merger. The registration statement is still being reviewed by the SEC and SunLink expects to file an additional amendment thereto as promptly as possible following completion of its responses to existing comments by the SEC to the preliminary registration statement.

Robert M. Thornton, Jr., chairman and chief executive officer of SunLink said, “We continue to be excited about the potential merger and the strategic fit of HealthMont’s hospitals. We are currently focusing our attention on the operations of HealthMont’s two hospitals and look forward to integrating them into the SunLink system.”

SunLink Health Systems, Inc. currently operates six community hospitals and related businesses in the Southeast and Midwest. Each SunLink facility is the only hospital in its community. SunLink’s operating strategy is to link patients’ needs with dedicated physicians and health professionals to deliver quality, efficient medical care in each community it serves.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the Company’s business strategy. These forward-looking statements are subject to certain risks, uncertainties and other factors, which could cause actual results, performance and achievements to differ materially from those anticipated. Certain of those risks, uncertainties and other factors are disclosed in more detail in the Company’s Annual Report on Form 10-K for the year ended June 30, 2002 and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

SunLink has filed a preliminary registration statement with a combined proxy statement/prospectus and other documents concerning the proposed acquisition with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. A copy of the merger agreement and other transaction documents as modified to date, have been filed with the SEC by SunLink under Rule 425 and on Form 8-K and also will be an exhibit to the definitive combined proxy statement/prospectus. The merger agreement and all existing and future amendments to it also will be an exhibit to the registration statement. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed by SunLink with the SEC free of charge by requesting them in writing from SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339, Attention: Maria E. Robinson.

SunLink and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SunLink in connection with the merger. Information about the directors and executive officers of SunLink and their ownership of SunLink stock is set forth in the proxy statement for SunLink’s 2002 Annual Meeting of shareholders and in the registration statement filed with the SEC and will be contained in the proxy statement/prospectus to be mailed to the stockholders of SunLink and HealthMont. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. This press release does not constitute an offer of any securities for sale or the solicitation of any proxy.